UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SOFTWARE ACQUISITION GROUP INC. II
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
83407F101
(CUSIP Number)
Fred P. Boy, Esq.
Lehman & Eilen LLP
50 Charles Lindbergh Boulevard
Suite 505
Uniondale, New York 11553
5162220888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 16 , 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83407F101
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Mithaq Capital SPC 00-0000000
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 83407F101
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Turki Saleh A. AlRajhi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 83407F101
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Muhammad Asif Seemab
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Pakistan
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0
(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
This Amendment No. 6 amends the Schedule 13D filed on February 26, 2021 and Amendments No. 1 through 5 (collectively, the "Schedule 13D"). This statement of beneficial ownership on Schedule 13D relates to the shares of Class A Common Stock (the "Shares") of Software Acquisition Group Inc. II (the "Issuer"), located at 1980 Festival Plaza Drive, Suite 300, Las Vegas, NV 89135. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Schedule 13D. The purpose of this Amendment No. 6 is to amend Item 5 as reflected below.
Item 5. Interest in Securities of the Issuer.
(a)
As a result of a business combination with the Issuer and Otonomo Technologies Ltd. ("Otonomo"), the 6,500,000 shares of Class A common stock of the Issuer ("Class A Stock") that were beneficially owned by the Reporting Persons were exchanged for 6,500,000 ordinary shares of Otonomo ("Otonomo Ordinary Shares"). Consequently, the Reporting Persons no longer beneficially own any Class A Stock and are contemporaneously filing a Schedule 13G to reflect their ownership of Otonomo Ordinary Shares.
(b)
(c)
(d)
(e)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 23, 2021
Mithaq Capital SPC
By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Title: Director
Date:   August 23, 2021
Mithaq Capital SPC
By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab
Title: Director
Date:   August 26, 2021

By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Date:   August 23, 2021

By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab